

April 19, 2017

David Gibbs
Chief Financial Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

      Re: Yum! Brands, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 22, 2017
              File No. 001-13163

Dear Mr. Gibbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you have presented the October 2016 spinoff of Yum! China as a discontinued operation. FASB ASC 205-20-45-1B states that, for a spinoff to be considered a discontinued operation, the disposal needs to represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results. While it appears that the spinoff of Yum! China represents a strategic shift as well as a significant refranchising of company-owned stores, it is unclear whether it will have a major effect on your financial results. Specifically, we note you will continue to earn the 3% licensing fee calculated off system sales that was previously eliminated in consolidation. Please explain to us why you believe this spinoff will have a major effect on your financial results. Include in your analysis any expenses that will be impacted by this transaction but were previously not allocated to segment performance results.

2. As a related matter, if this strategic shift will have a major effect on your financial results, it appears this impact constitutes a known trend and should be thoroughly discussed in MD&A. Refer to Item 303 of Regulation S-K.

Note 5 – Items Affecting Comparability of Net Income and Cash Flows, page 64

Refranchising (Gain) Loss, page 64

3. Footnote (b) to the table of refranchising gains and losses presented here indicates that, in 2016, you recognized a net gain of $11 million related to the reclassification of accumulated translation adjustments associated with Pizza Hut Australia upon entering into a master franchising agreement for that business that was deemed a complete liquidation of the Pizza Hut Australia foreign entity. Given your classification of the Separation of Yum! China as a discontinued operation, please tell us what consideration you gave to treating the complete liquidation and entrance into a master franchising agreement as a discontinued operation.

KFC U.S. Acceleration Agreement, page 65

4. Please explain to us why you have not allocated the franchise and licensing expenses related to back-of-house equipment for franchisees and to provide incentives to accelerate franchisee store remodels to the KFC Division operating segment, but you have allocated incremental system advertising expenses described in the second paragraph.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure